FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

PeopleSoft Investor Presentation June 2003

Safe Harbor Statement The following presentation may contain forward-looking statements. These statements reflect PeopleSoft's and management's current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft's operating results, please refer to PeopleSoft's most recent Annual Report on Form 10-K and subsequent filings on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards & Company ("J.D. Edwards") and to Oracle Corporation's tender offer are set forth in PeopleSoft's most recent filings with the Securities and Exchange Commission. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements. PeopleSoft stockholders should read PeopleSoft's Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto filed with the Securities and Exchange Commission ("SEC"), for PeopleSoft's recommendation regarding Oracle's tender offer. PeopleSoft commenced an exchange offer and filed a Schedule TO and filed a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards. Solicitations of exchanges and the exchange offer itself will only be pursuant to the Offer to Exchange and related materials filed by PeopleSoft with the SEC. Stockholders should read these documents and any amendments when they become available because they contain important information. During the course of this presentation, we reference certain non-GAAP financial measures. For a reconciliation of GAAP to non- GAAP financial measures please see our website at www.peoplesoft.com. In addition to the other documents described above, PeopleSoft files annual, quarterly and current reports, proxy statements and other information with the SEC. Stockholders may read and copy any reports, statements or other information filed by PeopleSoft at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, N.Y. and Chicago, Ill. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. All of PeopleSoft's public SEC filings are available without charge at the website maintained by the SEC at www.sec.gov and at PeopleSoft's website at www.peoplesoft.com.

Discussion Points PeopleSoft Financial Highlights PeopleSoft Investment Highlights J.D. Edwards Acquisition Oracle Hostile Tender Offer

History of Strong Financial Performance License Revenue Maintenance Revenue Cash and Investments(1) 2000 2001 2002 Maintenance 502 598 703 2000 2001 2002 License 496 645 530 Operating Margin 2000 2001 2002 Total rev 1096 1673 1929 2000 2001 2002 Total rev 0.04 0.119 0.13 Source: Company reports and public filings. (1) Balance as of December 31.

PeopleSoft Investment Highlights A Market Leader in Enterprise Software with 2002 Revenues of ~$2.0 Billion Award-winning, PeopleSoft 8 Pure-Internet Products Comprehensive product suite including HCM, Financials, SCM and CRM Large Installed Base of 5,100 Customers Significant opportunity for add-on revenue Large maintenance revenue base provides "recurring" revenue opportunity Strong Financial Position $2.0 billion in cash and investments, history of profitability, increasing operating margins Strong Execution During Challenging Times Controlled costs Posted record profits in 2002 Positive cash flow

PeopleSoft and J.D. Edwards: "A Superior Combination"

Combination Rationale

- **Establish Global Position of Scale – Clear #2 in Enterprise Applications**
  - 11,000 customers(1)
  - 12,000 employees(1)
  - $2.9 Billion in Revenue(2)
- **Highly Complementary Combination**
  - Markets – Enterprise, Mid-market, AS/400
  - Industries – Little vertical overlap
  - Products – JDEC adds award-winning manufacturing products
- **Significant Opportunity for Financial Synergies**
  - Identified $150 – $200 million of synergies in 2004
  - Higher opportunities in subsequent years
- **Highly Accretive to Consensus EPS Excluding Purchase Accounting Adjustments**

(1) Based on PeopleSoft and J.D. Edwards public filings.
(2) Based of First Call 2004 consensus standalone estimates.

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PeopleSoft.

Small Enterprise Medium Enterprise Large Enterprise Market Opportunity Maintain Three Platforms Limited Integration Risk One Size Doesn't Fit All Able to Address Multiple Market Opportunities

Complementary Vertical Footprint Professional Services Financial Services Higher Education Healthcare Communications Industrial Manufacturing and Distribution • Auto • Elec OEM • Fab Wholesale Distribution • Durable • Industrial MRO • Non-Durable Consumer Packaged Goods • Fresh Foods • Packaged Foods • Beverage • Apparel • Household Products Life Science • Pharma • Medical Device Asset Intensive • Utilities • Energy • Chemicals • Mining PeopleSoft Key Verticals J.D. Edwards Key Verticals Project and Services Industries • Homebuilding • Construction + Public Sector

Expands Product Reach PeopleSoft J.D. Edwards Superior Product Areas HCM, CRM, ESA Vertical Solutions FiSvcs, E&G, Telco Enterprise Credibility Pure Internet Architecture Additive Product Areas SCE, EAM Vertical Solutions Manufacturing, Distribution Mid-Market Credibility Packaging, AS/400

Financial Benefits Accretive to 2004 Consensus EPS Before Non-Cash Charges Purchase accounting amortization of intangibles and one-year non-recurring deferred revenue write-down Total of $150 - $200 million in cost savings and revenue opportunities Identified Significant Cost Savings Opportunities Savings from administrative and development functions Consolidation of purchasing activities Efficiency in sales and service organizations Elimination of duplicate facilities Reduction of redundant infrastructures Revenue Opportunity Driven By Large installed base together with expanded product offering allows for significant cross-selling and up-selling Complementary verticals allow larger addressable market Expansion into mid-market and AS/400 market increases sales opportunities Enhanced market presence expands competitive opportunities

Adjusted 2004 GAAP Consensus EPS $0.44 - $0.52 Impact of Synergies ($150 - $200 million)(3) 0.23 - 0.30 Incremental Synergy Benefit from Deal Restructuring(5) 0.03 - 0.04 Adjusted 2004 Consensus EPS - Excluding Items(6) $0.84 - $0.92 2004 EPS (1) As of June 14, 2003. (2) Dilution associated with the issuance of shares to J.D. Edwards net of J.D. Edwards' $40.0 million net income contribution; J.D. Edwards First Call consensus EPS of $0.33 as of June 14, 2003. (3) Impact of $150 - $200 million pre-tax synergies based on original all stock transaction of 0.86 PeopleSoft shares issued per J.D. Edwards share. (4) Accretion related to fewer shares issued in revised transaction, net of foregone interest income on cash used in new transaction structure. (5) Incremental benefit due to fewer shares being issued under new transaction structure. (6) Includes net synergies and excludes impact of non-cash purchase accounting adjustments and non-cash deferred revenue write-down. The Company believes this presentation provides meaningful insight into the potential operating earnings of the combined Company. The Company intends to present this information in addition to its GAAP financial results in the future. (7) Estimated pre-tax amortization of $111.3 million, or $72.3 after-tax, related to identifiable acquired intangible assets of $637.2 million. (8) Estimated pre-tax impact of $124.8 million due to write-down of J.D. Edwards deferred revenue balance at close ($166.4 million total revenue write down - 1/4 in 2003 , 3/4 in 2004). PeopleSoft First Call 2004 Consensus EPS(1) $0.59 Dilution Associated with Original Transaction(2) (0.04) Accretion Associated with Deal Restructuring(4) 0.03 Estimated Purchase Accounting Adjustments: Amortization of Intangibles(7) (0.19) Deferred Revenue Write-down - First Year Only(8) (0.21)

PeopleSoft /J.D. Edwards Transaction Summary Structure: Cash and Stock Exchange Exchange Offer: J.D. Edwards stockholders may elect to receive either cash or stock, subject to pro rata allocation Current Value: Approximately $1.75 billion Ownership: PeopleSoft stockholders 85.7% J.D. Edwards stockholders 14.3% Expected Closing: Third Quarter 2003 Consideration: $863 million in cash(1) 52.6 million shares of PeopleSoft stock(2) (1) PeopleSoft and J.D. Edwards have approximately $2.4 billion in cash and investments combined prior to this transaction. Post transaction, the Company expects to have approximately $1.4 billion of cash and investments. (2) Shares issued based on 0.43 PeopleSoft shares for each J.D. Edwards share outstanding (122.4 million).

Restructuring Agreement Reaffirms PeopleSoft's and J.D. Edwards' Commitment to Combine Unanimous Board approval for amended agreement Accelerates Closing Faster time to financial benefits Minimizes customer uncertainty Protects and Enhances Stockholder Value Cash component increases certainty of value for JDEC stockholders Change in consideration increases EPS accretion Effective Use of Cash Resources Significant cash reserves remain; estimated $1.4 billion post close

Analyst Reaction "The combined company would be highly viable. It represents the evolution of the combined market and product strategy that will have the greatest impact on enterprises." - Gartner / June 3, 2003 "J.D. Edwards' large footprint in manufacturing complements PeopleSoft's traditional base of services industry customers." - IDC / June 2003 "This is an excellent plan. If successfully executed, this plan could boost post-merger license revenues by 10%-15% relative to the normal trend line of the pre-merger companies." - Peerstone / June 6, 2003

Summary The Combined PeopleSoft and J.D. Edwards will: Become the #2 enterprise application software vendor Provide the most comprehensive industry and product solutions Have the broadest vertical industry expertise Create a large customer installed base in both enterprise and mid- market segments Leverage operational improvements to substantially increase cash flow Provide PeopleSoft and J.D. Edwards stockholders increased value through EPS accretion

Oracle Offer Review

Board Response PeopleSoft's Board unanimously recommends that stockholders reject Oracle's offer and not tender their shares Oracle's offer raises significant antitrust issues The offer dramatically undervalues the Company Terms and conditions in the offer place PeopleSoft stockholders at substantial risk

Offer Raises Significant Antitrust Concerns Reduces effective competition from only three firms to two in critical markets Forces ruinous conversion costs on existing customer base Outspoken customer opposition will carry great weight with antitrust regulators

PeopleSoft's 3-Year Price Performance Oracle cash offer of $19.50 per share compared to PeopleSoft 3-year performance

Offer Valuation Metrics

- **The revised offer represents a 38% discount to the Company's 3-year trailing revenue multiple, and only a 5% premium to the Company's 3-year average forward P/E multiple**

Revenue Multiple(1)


5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
FV / LTM Revenue
4.9x
3.7x
2.3x
Peer Average (3)
PeopleSoft 3-Yr Average
PeopleSoft at Oracle Offer (4)

P/E Ratio(2)


40.0x
30.0x
20.0x
10.0x
0.0x
CY2004E P/E
41.2x
38.6x
40.6x
Peer Average (3)
PeopleSoft 3-Yr Average
PeopleSoft at Oracle Offer (4)

(1) Firm value to last twelve months revenue. Firm value equals equity value less cash and investments plus debt and minority interest.
(2) Price to next twelve months estimated earnings per share, based on First Call consensus.
(3) Peers include SAP, Siebel and Oracle as of 6/19/03.
(4) PeopleSoft multiple at $19.50 Oracle offer price.

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PeopleSoft.

3-Year Relative Performance PeopleSoft has outperformed Oracle over the last three years in both stock price appreciation and application license revenue growth Relative Stock Price Performance Application License Revenue(1) Source: Wall Street research and public filings. (1) Calendar year periods for both Oracle and PeopleSoft. DAILY DATA: JUNE 5, 2000 TO JUNE 5, 2003 2000 2001 2002 Oracle 1081 896 613 PeopleSoft 496 645 530 Oracle 3-Year CAGR: (24.7%) PeopleSoft 3-Year CAGR: 3.4%

PeopleSoft